HART & HART, LLC

ATTORNEYS AT LAW
1624 Washington Street
Denver, CO 80203

William T. Hart, P.C.
Will Hart

harttrinen@aol.com
Facsimile: (303) 839-5414

(303) 839-0061

July 17, 2013

Tom Jones
Securities and Exchange Commissions
100 F Street Northeast
Washington D.C. 20549

> Re: MyEZSmokes, Inc.
> Form 1-A
> Amend. No. 6
> File No. 24-10336

This office represents MyEZSmokes, Inc. (the "Company"). Enclosed please find seven copies of Amendment No. 6 to the Company's Offering Statement, one of which has been manually signed. Also enclosed are two marked copies of Amendment No. 6. This letter provides the Company's responses to the comments received from the staff on July 12, 2013. The number under the "page number" column indicates the page number in the marked copies where the response to the comment can be found. A number preceded with the letter "F" indicates the page number of the financial statements where the response to the comment can be found.

<u>Page</u>

1. All disclosures previously marked "TBD" have been revised with numerical data.   32, 35, 42

2. The Company's March 31, 2013 Balance Sheet and Statement of Cash Flows have been amended to correspond with footnote 4 to the March 31, 2013 financial statements.   F-63, F-66

Very Truly Yours,

HART & HART, LLC

By /s/ *William T. Hart*

William T. Hart

WTH:tg

MyEZSmokes Letter SEC Jones 1-A Amend No. 6 7-17-13